November 17, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re:	Ameri Holdings, Inc.

Post-Effective Amendment to Registration Statement on Form S-1 (File No. 333-220499)

Dear Ms. Ravitz:

This letter is to confirm our discussion with respect to certain disclosure contained in the Post-Effective Amendment to the Registration Statement on Form S-1 (File No. 333-220499) of Ameri Holdings, Inc. (the “Company”) filed on November 15, 2017 (the “Post-Effective Amendment”) regarding the potential participation in the offering by Giri Devanur, one of the Company’s directors and its President and Chief Executive Officer, Dhruwa N. Rai, one of the Company’s directors, and Lone Star Value Investors, LP, a significant stockholder of the Company and an entity owned by Jeffrey E. Eberwein, the Chairman of the Company’s Board of Directors. To clarify, such disclosure, as of the time of the filing of the Post-Effective Amendment, was intended to disclose that each such party had an intention, but no agreement, to purchase securities in the offering.

Should you have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Post-Effective Amendment, please do not hesitate to contact me (tel.: (212) 451-2289).

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman